Exhibit (g)(9)
AMENDMENT TO CUSTODIAN AGREEMENT
     THIS AMENDMENT to the Custodian Agreement between RidgeWorth Funds, formerly known as STI Classic Funds (the “Trust”), a Massachusetts business trust, and SunTrust Bank, formerly known as Trust Company Bank (the “Custodian” or the “Bank”), is made effective as of the 1st day of October, 2009.
     WHEREAS, the Trust and the Custodian previously entered into a Custodian Agreement, dated as of February 1, 1994, as amended October 1, 2002, July 1, 2003, November 25, 2003, August 19, 2005 and March 31, 2008 (the “Agreement”); and
     WHEREAS, the Agreement provides that the Custodian may deposit certain securities with any sub-custodian used by the Bank; and
     WHEREAS, the parties desire to amend the Agreement to specifically provide for reimbursement for expenses incurred by the Custodian that are associated with certain custody services provided by a sub-custodian of the Custodian with respect to the Trust;
     NOW, THEREFORE, the parties to this Amendment, intending to be legally bound, agree as follows:
     1. Section 5 of the Agreement is hereby supplemented with:
In the event that any payment made for the Trust under this Section 5 exceeds the monies available in a Fund’s account, the Bank may, in its discretion, advance the Trust on behalf of that Fund an amount equal to such excess and such advance shall be deemed an overdraft from the Bank to the Trust payable on demand (“Overdraft”) and bearing interest at a rate equivalent to the rate charged by the Federal Reserve Bank plus 1.00% (100 basis points) on each such Overdraft.
     2. Any term used but not defined in this Amendment shall have the meaning set forth in the Agreement.

     IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Agreement on the date first above written.

RIDGEWORTH FUNDS		SUNTRUST BANKS INC.

By:	/s/ Julia Short	By:	/s/ Gary R. Schulte
Name:	Julia R. Short	Name:	Gary R. Schulte
Title:	President	Title:	Senior Vice President